Exhibit 99.1

29 January 2013

Sterlite Industries (India) Limited

Unaudited Consolidated Results for the Third Quarter and

Nine Months Ended 31 December 2012

Mumbai, India: Sterlite Industries (India) Limited (“Sterlite” or the “Company”) today announced its results for the Third Quarter (Q3) and Nine Months ended 31 December 2012.

Q3 Highlights

Financials

•	Attributable PAT and Earnings per share up 30% at Rs. 1,191 Crore and Rs. 3.5 per share, respectively

•	Strong balance sheet with cash and liquid investments of Rs. 23,472 crore

Operations

•	Mined metal production up 11% and integrated silver production up 8% at Zinc India

•	Next phase of mining growth to 1.2 mtpa of zinc-lead capacity announced at Zinc India

•	Strong operational performance at Aluminium smelters, producing above rated capacity

•	Vizag Coal Berth obtained provisional Commercial Operations Declaration (COD) and expected to commence operations in the current quarter

Mr. Anil Agarwal, Chairman, Sterlite Industries (India) Ltd. : “Sterlite Industries continues to maintain its strong performance and leadership position. We have substantially improved our efficiencies, operational performance and metal production across businesses. Zinc India is poised for the next phase of growth as we embark on a major exploration drive using best in class technology and global expertise.”

Sterlite Industries (India) Limited

Results for the Third Quarter and Nine Months Ended 31 December 2012

Consolidated Financial Performance

	Q3			Q2	Nine months period
	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Particulars (In Rs. Crore, except as stated)
Net Sales/Income from operations	10,692	10,249	4%	11,029	32,313	30,210	7%
EBITDA	2,375	2,363	1%	2,538	7,252	7,672	(5%)
Interest expense	227	200	—	178	646	602	—
Forex (loss)/gain	(63)	(300)	—	219	(61)	(489)	—
Profit before Depreciation and Taxes	2,896	2,616	11%	3,416	9,110	8,766	4%
Depreciation	538	461	—	522	1,578	1,327	—
Profit before Exceptional items	2,358	2,155	—	2,894	7,531	7,439	—
Exceptional Items	—	6	—	—	—	41	—
Taxes	356	505	—	511	1,200	1,624	—
Profit After Taxes	2,003	1,643	22%	2,383	6,331	5,775	10%
Minority Interest	585	466	—	579	1,742	1,611	—
Share in Profit/(Loss) of Associate	(226)	(264)	—	(61)	(453)	(612)	—
Attributable PAT after exceptional item	1,191	914	30%	1,743	4,136	3,551	16%
Basic Earnings per Share (Rs./share)	3.5	2.7	—	5.2	12.3	10.6	—
Underlying Earnings per Share*(Rs./share)	3.7	3.6	—	4.7	12.4	12.1	—
Exchange rate (Rs./$) – Average	54.1	51.0	—	55.2	54.5	47.2	—
Exchange rate (Rs./$) – Closing	54.8	53.3	—	52.7	54.8	53.3	—

*	Before forex and exceptional items

Q3 EBITDA was in line with the corresponding prior quarter at Rs. 2,375 crore, reflecting improved operational efficiencies, marginally higher metal prices and premiums and improved sales realization due to INR depreciation, which were partially offset by lower by-product realizations. Q3 FY2013 EBITDA was lower compared to Q2 FY2013, impacted by lower power sales and lower by-product credits.

Improved operational performance and lower foreign exchange losses at Vedanta Aluminium Limited decreased Sterlite’s share of loss of associate by 14% during Q3 compared with the corresponding prior quarter.

Depreciation cost during Q3 was higher compared with the corresponding prior quarter on account of capitalization of new plants at Zinc India and Sterlite Energy Limited.

Interest cost in Q3 FY2013 was higher as compared to the corresponding prior quarter and Q2 FY2013 due to capitalisation of new plants and increased borrowings.

Attributable PAT and Basic EPS were Rs. 1,191 crore and Rs. 3.5 per share for Q3, up 30% and were Rs. 4,136 crore and Rs. 12.3 per share for the nine months period, up 16%.

The company continued to maintain a strong balance sheet with cash and liquid investment of Rs. 23,472 crore as on 31 December 2012.

Sterlite Industries (India) Limited

Results for the Third Quarter and Nine Months Ended 31 December 2012

Merger of Sterlite and Sesa Goa Limited and Vedanta Group Consolidation

The transaction has received approvals of respective companies’ equity shareholders, the Stock Exchanges in India and the Competition Commission of India. Approvals of Foreign Investment Promotion Board and the Supreme Court of Mauritius have been received for the merger of Ekaterina Limited with Sesa Goa Limited. The hearings at the High Court of Madras have been completed and the order is awaited. The hearings at the High Court of Bombay at Goa are in progress.

Zinc – India Business

	Q3			Q2	Nine months period
	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Production (in’000 tonnes, or as stated)
Mined metal content	233	209	11%	190	610	607	—
Refined Zinc – Total	171	191	(10%)	163	495	569	(13%)
Refined Zinc – Integrated	168	188	(10%)	153	479	563	(15%)
Refined Zinc – Custom	3	3	—	10	17	6	—
Refined Lead – Total [1]	32	29	11%	27	90	62	45%
Refined Lead – Integrated	22	25	(11%)	24	75	58	29%
Refined Lead – Custom	10	4	—	3	15	4	—
Silver – Total (in tonnes) [2]	117	58	103%	92	290	154	89%
Silver – Integrated (in tonnes)	62	58	8%	80	222	154	44%
Silver – Custom (in tonnes)	55	—	—	12	68	—	—

Financials (In Rs. crore, except as stated)
Revenue	3,117	2,726	14%	2,746	8,504	8,070	5%
EBITDA	1,484	1,380	8%	1,408	4,241	4,359	(3%)
PAT	1,629	1,278	27%	1,497	4,668	4,087	14%
Zinc CoP without Royalty (Rs./MT)	44,900	40,300	11%	46,750	45,700	39,400	16%
Zinc CoP without Royalty ($/MT)	829	785	6%	844	838	836	—
Zinc CoP with Royalty ($/MT)	993	944	5%	999	999	1,015	(2%)
Zinc LME Price ($/MT)	1,947	1,897	3%	1,885	1,920	2,123	(10%)
Lead LME Price ($/MT)	2,199	1,983	11%	1,975	2,051	2,328	(12%)
Silver LBMA Price ($/oz)	33	32	3%	30	31	36	(15%)

1.	Includes captive consumption of 1,647 tonnes in Q3 FY2013 vs. 1,730 tonnes in Q3 FY2012, and 4,723 tonnes in nine months period FY2013 vs. 4,469 tonnes in nine months period FY2012.
2.	Includes captive consumption of 8 tonnes in Q3 FY2013 vs. 9 tonnes in Q3 FY2012, and 25 tonnes in nine months period FY2013 vs. 24 tonnes in nine months period FY2012.

Mined metal production was 11% higher in Q3, as compared with the corresponding prior quarter. Compared to Q2 FY2013 mined metal production was 22% higher in Q3. As guided previously, we expect higher mined metal production during the full year FY2013 as compared with the previous year.

Sterlite Industries (India) Limited

Results for the Third Quarter and Nine Months Ended 31 December 2012

In line with the mine-plan, mined metal production was lower in first half of FY2013 resulting in a lower integrated zinc production in Q3 as compared with the corresponding prior quarter. However, compared to Q2 FY2013, integrated zinc production was 10% higher in Q3, and is expected to increase further in Q4 FY2013.

Integrated lead production was 11% lower in Q3 FY2013. However, total refined lead production was 11% higher.

Integrated silver production was 8% higher in Q3 driven by production ramp-up at SK mine and improved utilisation of lead-silver refining capacities.

EBITDA for Q3 was 8% higher due to higher refined lead and silver volumes, higher metal prices and depreciation of the Indian Rupee, partially offset by lower refined zinc volumes and higher CoP. CoP was higher on account of lower by-product credits and lower volumes, partially offset by operational efficiencies and lower coal prices.

PAT for Q3 was 27% higher compared with the corresponding prior period primarily on account of higher investment income.

The Board of Directors of Hindustan Zinc has approved the next phase of growth. Zinc India has been actively conducting exploration, which increased net Reserve and Resource across all mines to 332.3 mt of ore as at end FY 2012. Based on a long-term evaluation of assets and in consultation with mining experts, Zinc India has finalised plans for the next phase of growth, which will involve sinking of underground shafts and developing underground mines. The plan comprises developing a 3.75 mtpa underground mine at Rampura Agucha and expanding the Sindesar Khurd mine from 2.0 mtpa to 3.75 mtpa, Zawar mines from 1.2 mtpa to 5.0 mtpa, Rajpura Dariba mine from 0.6 mtpa to 1.2 mtpa and Kayad mine from 0.35 mtpa to 1.0 mtpa. It will also involve the opening up of a small new mine at Bamnia Kalan in the Rajpura Dariba belt.

The growth plan will increase mined metal production capacity to 1.2 mtpa Metal in Concentrate (MIC). These mines will be developed using the best-in-class technology and equipment, and in consultation with leading global mine experts, ensuring highest level of productivity. The projects will be completed in six years and the benefit of growth projects will start flowing in from the third year, even as projects will continue till FY2019. Annual capital expenditures for these projects will average US$250 million a year over next six years (totalling approximately Rs. 8,000 Crores).

Sterlite Industries (India) Limited

Results for the Third Quarter and Nine Months Ended 31 December 2012

Zinc – International Business

	Q3			Q2	Nine months period
	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Production (in’000 tonnes, or as stated)
Refined Zinc – Skorpion	36	34	7%	37	109	109	—
Mined metal content – BMM and Lisheen	68	71	(4%)	77	215	228	(6%)
Total	104	105	—	114	324	337	(4%)
Financials (In Rs. Crore, except as stated)
Revenue[1]	1,065	1,030	3%	1,125	3,201	3,251	(2%)
EBITDA	439	373	18%	392	1,169	1,365	(14%)
PAT	226	235	(4%)	210	627	844	(26%)
CoP – ($/MT)	1,095	1,188	(8%)	1,053	1,091	1,237	(12%)
Zinc LME Price ($/MT)	1,947	1,897	3%	1,885	1,920	2,123	(10%)
Lead LME Price ($/MT)	2,199	1,983	11%	1,975	2,051	2,328	(12%)

1.	Includes intercompany sales to Zinc India of Rs. 153 crore in nine months period FY 2012.

Zinc International delivered a total production of refined zinc and mined zinc-lead metal MIC of 104,000 tonnes in Q3.

EBITDA for Q3 was 18% higher compared with the corresponding prior quarter mainly due to higher zinc and lead LME prices and lower CoP.

Copper – India / Australia Business

	Q3			Q2	Nine Months period
	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Production (in’000 tonnes, or as stated)
Copper – Mined metal content	6	6	8%	6	19	17	11%
Copper – Cathodes	92	84	9%	87	267	245	9%

Financials (In Rs. crore, except as stated)
Revenue	5,164	5,130	1%	5,417	15,882	15,068	5%
EBITDA	234	426	(45%)	342	842	1,196	(30%)
Foreign Exchange gain/(loss)	(92)	(122)	25%	161	(151)	(234)	35%
PAT	147	347	(58%)	475	718	1,033	(31%)
Tc/Rc (US¢/lb)	12.4	15.9	(22%)	11.3	12.0	14.3	(16%)
Net CoP – cathode (US¢/lb)	10.8	2.4	—	7.1	7.8	(1.4)	—
Copper LME Price ($/MT)	7,909	7,489	6%	7,706	7,827	8,531	(8%)

Copper cathode production was 92,000 tonnes in Q3, 9% higher than the corresponding prior period. Mined metal production at Australia was at 6,000 tonnes in Q3, in-line with the corresponding prior period.

Sterlite Industries (India) Limited

Results for the Third Quarter and Nine Months Ended 31 December 2012

EBITDA for Q3 was 45% lower compared with the corresponding prior quarter on account of lower sulphuric acid realisations, lower contribution from phosphoric acid operations and lower Tc/Rc, partially offset by increase in volumes. Demand for phosphoric acid and sulphuric acid remains low and we anticipate lower acid realisations in the current quarter as well.

The first 80MW unit of the 160MW captive power plant at Tuticorin was commissioned in Q3 and is currently operating at 80% PLF. The second 80MW unit is expected to be synchronized in Q1 FY2014.

Aluminium Business – BALCO

	Q3			Q2	Nine months period
	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Production (in’000 tonnes, or as stated)
Aluminium	62	63	—	63	185	184	1%

Financials (In Rs. crore, except as stated)
Revenue	832	801	4%	859	2,472	2,243	10%
EBITDA	64	36	77%	95	216	305	(29%)
PAT	(8)	(17)	52%	32	18	110	(84%)
CoP ($/MT)	1,995	1,880	6%	1,970	1,958	1,984	(1%)
CoP (Rs./MT)	108,000	98,200	10%	108,800	106,800	95,400	12%
Aluminum LME Price ($/MT)	1,997	2,090	(4%)	1,918	1,964	2,360	(17%)

The Korba-II smelter operated above its rated capacity and continues to convert all of its primary metal into value added products.

EBITDA during Q3 was higher compared with the corresponding prior quarter, primarily on account of higher premiums, which more than offset the impact of higher CoP in rupee terms and lower LME prices.

Q3 aluminium CoP was higher as compared with the corresponding prior quarter on account of higher alumina cost and higher coal prices due to tapering of coal linkage.

The first 300MW unit of the BALCO 1,200MW captive power plant is awaiting regulatory approvals. We plan to tap the first metal at the 325 ktpa Korba-III aluminium smelter in Q1 FY2014. The smelter plans to initially draw power from the existing 810 MW power plants.

For the 211mt coal block at BALCO, we have received the second stage forest clearance during the quarter and expect to commence mining in Q1 FY2014.

Sterlite Industries (India) Limited

Results for the Third Quarter and Nine Months Ended 31 December 2012

Aluminium Business – Vedanta Aluminium Limited (Associate Company)

	Q3			Q2	Nine months period
	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Production (in’000 tonnes, or as stated)
Alumina – Lanjigarh	104	236	(56%)	205	527	687	(23%)
Aluminum – Jharsuguda	135	111	21%	134	394	314	25%

Financials (in Rs. crore except as stated)
Revenue	1,713	1,444	19%	1,819	5,213	4,117	27%
EBITDA	248	102	143%	225	736	341	116%
Forex gain/(loss)	(295)	(339)	13%	280	(131)	(544)	76%
PAT	(766)	(893)	14%	(206)	(1,537)	(2,076)	26%
SIIL Share (29.5%)	(226)	(263)	14%	(61)	(453)	(612)	26%
Aluminium CoP ($/MT)	1,928	2,004	(4%)	1,905	1,892	2,280	(17%)
Aluminium CoP (Rs./MT)	104,400	103,100	1%	105,300	103,200	107,500	(4%)
Aluminium LME Price ($/MT)	1,997	2,090	(4%)	1,918	1,964	2,360	(17%)

During the quarter, we temporarily suspended operations at the Lanjigarh alumina refinery due to lower availability of bauxite. VAL is in discussions with the concerned authorities and other stakeholders for sourcing of bauxite from Orissa and other states to restart the refinery operations. We produced 104,000 tonnes of Alumina during the quarter as compared with 236,000 tonnes during the corresponding prior quarter.

The Jharsuguda-I smelter operated above its rated capacity. Aluminium production was 21% higher in Q3 as compared with the corresponding prior period on account of full capacity utilization and higher operational efficiencies.

Q3 Aluminium CoP was stable in rupee terms due to better operational efficiencies, lower power consumption and lower coal cost despite increased cost of alumina. VAL achieved the best quarterly operational efficiency, and CoP remained in the lower half of the global cost curve.

Q3 EBITDA was significantly higher than the corresponding prior quarter, on account of higher production and higher metal premiums. EBITDA margin also improved due to higher conversion of primary metal into value added products. 46% of primary metal was converted to value added products in Q3 compared to 40% last year.

PAT during the quarter improved due to higher EBITDA and lower mark to market loss on foreign currency borrowings as compared to the corresponding prior quarter.

Status of Investment in Vedanta Aluminium Limited as at 31 December 2012

Investment in VAL (Rs. Crore)	Sterlite	Vedanta	External	Total
Equity	563	1,391	—	1954
Preference Shares	3,000	—	—	3,000
Quasi Equity / Debt	8,140	853	18,210	27203
Total Funding	11,703	2,244	18,210	32,157
Corporate Guarantees	6,538	23,271	—	29,809

Sterlite Industries (India) Limited

Results for the Third Quarter and Nine Months Ended 31 December 2012

Power Business

	Q3			Q2	Nine months period
	FY2013	FY2012	% change YoY	FY2013	FY2013	FY2012	% change YoY
Particulars (in million units)
Total Power Sales	1,916	1,997	(4%)	2,474	6,848	5,412	27%
SEL [1]	1,578	1,559	1%	1,940	5,457	3,964	38%
Balco 270MW Power Sales	275	382	(28%)	346	959	1,192	(20%)
HZL Wind Power	62	56	12%	188	432	256	69%

Financials (in Rs. crore except as stated)
Revenue [2]	520	574	(9%)	885	2,267	1,775	28%
EBITDA	155	147	5%	300	784	447	75%
PAT	(28)	35	(180%)	113	168	108	55%
Average Power CoP (Rs./unit)	2.29	2.47	(7%)	2.22	2.16	2.50	(14%)
Average Power Realization (Rs./unit)	3.35	3.44	(3%)	3.45	3.42	3.60	(5%)
SEL CoP (Rs./unit)	2.22	2.64	(16%)	2.31	2.23	2.78	(20%)
SEL realization (Rs./unit)	3.31	3.49	(5%)	3.42	3.43	3.70	(7%)

1.	Includes production under trial run of 456 million units in Q3 FY2013 vs. 428 million units in Q3 FY2012, and 795 million units in nine months period FY2013 vs. 717 million units in nine months period FY2012.
2.	Includes intercompany sale of Rs. 4 crore in nine months period FY2012.

Power sales were at 1,916 million units in Q3, 4% lower than last year. During the quarter, PLF was 31%, considering three commissioned units of the 2,400MW Jharsuguda power plant, constrained by continued evacuation limitations that were imposed after the Northern and Eastern region grid failure in August 2012.

The evacuation capacity has improved with the charging of a shared 1,000MW Raipur-Wardha transmission line in January 2013, and PLFs for the 3 commissioned units are expected to be around 50% in Q4 FY2013. The fourth unit is currently under trial run, and is expected to be stabilised by the end of the current quarter.

Power sales at the Balco 270 MW plant were 28% lower in Q3 due to similar evacuation constraints.

Inspite of lower sales realisation, EBITDA for Q3 was marginally higher due to lower power generation cost at SEL.

Work at the Talwandi Sabo power project is progressing well and the first unit is expected to be synchronized in Q2 FY2014.

Port Projects

In October 2010, we had been awarded a 30-year concession to upgrade the coal berth at Vishakhapatnam Port to 10.18mtpa (Coal Berth mechanization project) and operate it. This is being implemented at a total project cost of $150mn through Vizag General Cargo Berth Private Limited (VGCB), a 74:26 joint venture between Sterlite Industries (India) Ltd. and Leighton Welspun Contractors Private Ltd. VGCB has obtained provisional Commercial Operations Declaration and is expected to commence operations in the current quarter.

Sterlite Industries (India) Limited

Results for the Third Quarter and Nine Months Ended 31 December 2012

Cash, Cash Equivalents and Liquid Investment

The company continues to follow a conservative investment policy and invests in high quality debt instruments in the form of mutual funds, bonds and fixed deposits with banks. As at 31 December 2012, the company has cash, cash equivalents and liquid investments of Rs. 23,472 crore, out of which Rs. 13,302 crore was invested in debt mutual funds and bonds, and Rs. 10,170 crore was in fixed deposits and bank balances.

Note: Figures in previous periods have been regrouped or restated, wherever necessary to make them comparable to current period.

For further information, please contact:

Ashwin Bajaj Senior Vice President – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

Sheetal Khanduja AGM – Investor Relations	sterlite.ir@vedanta.co.in Tel: +91 22 6646 1531

About Sterlite Industries

Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, Copper, zinc, lead, silver, and commercial energy and has operations in India, Australia, Namibia, South Africa and Ireland. The company has a strong organic growth pipeline of projects. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Regd. Office: SIPCOT Industrial Complex, Madurai Bypass Road, TV Puram P.O., Tuticorin-628002, Tamil Nadu